Exhibit 1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) NO. 596/2014 (“MAR”). UPON PUBLICATION OF THIS ANNOUNCEMENT THIS INFORMATION IS NOW CONSIDERED IN THE PUBLIC DOMAIN.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION. NEITHER THIS ANNOUNCEMENT, NOR ANYTHING CONTAINED HEREIN, SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

Verona Pharma Raises $200 Million in Oversubscribed Private
Placement and Subscription

Funding to support Phase 3 ENHANCE clinical program in COPD

LONDON, UK, and RALEIGH, NC, July 17, 2020 – Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma” or the “Company”), a clinical-stage biopharmaceutical company focused on respiratory diseases, announces it has raised approximately $200 million (£159 million*) in an oversubscribed private placement and subscription with new and existing institutional and accredited investors (the “Financing”). The Financing comprises a private placement of 39,090,009 of the Company’s American Depositary Shares (“ADSs”), each representing eight ordinary shares of the Company (“Ordinary Shares”), at a price of $4.50 per ADS, and 43,111,112 of the Company’s Ordinary Shares at the equivalent price per Ordinary Share, being £0.45 or $0.5625 (together the “Securities”).

Verona Pharma anticipates net proceeds of the Financing will be approximately $183 million after deducting placement agent fees and estimated expenses.

The Financing was led by new investors RA Capital Management, Access Biotechnology, Perceptive Advisors, Acorn Bioventures, PBM Capital, Samsara BioCapital, Foresite Capital, Sphera, Fairmount and Soleus Capital, as well as additional investors. Existing investors, OrbiMed, New Enterprise Associates (NEA), Vivo Capital, Abingworth, Novo Holdings A/S, Polar Capital and Aisling Capital also participated.

Jefferies LLC (“Jefferies”) is acting as the lead placement agent to the Company in connection with the Financing.

Verona Pharma intends to use the net proceeds from the Financing primarily to fund its Phase 3 clinical program ENHANCE (Ensifentrine as a Novel inHAled Nebulized COPD thErapy) in chronic obstructive pulmonary disease (COPD) and for general corporate purposes. The Phase 3 clinical trials are planned to start later in 2020.

“We are extremely pleased to have received support from this group of highly experienced life science investors who understand the potential benefit of ensifentrine for patients with COPD,” said David Zaccardelli, Pharm. D., President and CEO of Verona Pharma. “With this financing we plan to initiate our Phase 3 ENHANCE clinical trials later this year and expect to support our programs into 2023. This important milestone brings us closer to our goal of ensuring ensifentrine is available for millions of COPD patients who urgently need additional treatment options.”

Director Interests

In connection with the Financing, certain Directors and an Officer of the Company (the “Participating Directors and Officer”) intend to subscribe for new ordinary shares or ADSs at the applicable price per ordinary share or per ADSs to contribute, in aggregate, gross proceeds of approximately $955,000.

Each of the Participating Directors and Officer has agreed to participate in the Financing by acquiring such number of Securities at the applicable price (rounded down to the nearest whole share) as is equal to the following participation amounts:

Director Name	Title	Participation Amount
David Ebsworth	Chairman	£100,000
		$(125,000)	*
David Zaccardelli	CEO	$250,000
Vikas Sinha (connected persons)	Director	$300,000
Anders Ullman	Director	$150,000
Martin Edwards	Director	$30,000
Mark Hahn	CFO	$100,000

Further dealing disclosures will be made in accordance with MAR in respect of the above transactions by Persons Discharging Managerial Responsibility (PDMR).

Related Party Transactions

As of July 15, 2020, Novo Holdings A/S and Vivo Capital held approximately 11.63 per cent and 11.21 per cent, respectively, of Verona Pharma’s issued ordinary share capital and as such each is considered to be a related party of the Company as defined in the AIM Rules for Companies. The participations by Novo Holdings A/S and Vivo Capital in the Financing are deemed to each constitute a related party transaction pursuant to AIM Rule 13 (the “Related Party Transactions”).

The Independent Directors (being for this purpose the directors of the Company other than the Participating Directors and Dr Mahendra Shah appointed by Vivo Capital) consider, having consulted with N+1 Singer, the Company’s nominated adviser for the purposes of the AIM Rules, that the terms of each of the Related Party Transactions are fair and reasonable insofar as the shareholders of the Company are concerned.

Restriction on further issue of securities

The Company has undertaken to the investors that, between July 16, 2020 and 90 calendar days after Closing, it will not, without the prior written consent of Jefferies, directly or indirectly issue or allot any Ordinary Shares or equivalent securities, subject to customary exceptions and waiver by Jefferies.

Further details of Financing

The Securities will represent 77.0% of the issued share capital as enlarged for the Financing. The issue price of the Securities represents a discount of approximately 4.7% to the closing mid-market price of $4.72 per ADS on July 15, 2020, being the last practicable date before the pricing of the Financing. The issuance of the Securities is being made under the Company’s existing authority to issue new securities on a non pre-emptive basis, as granted at the recent Annual General Meeting of shareholders on April 16, 2020.

The issuance of the Securities is expected to close on July 22, 2020 (“Closing”). Of the Securities, 312,720,080 of the Securities will be voting Ordinary Shares represented by 39,090,009 ADSs, 222,216 will be voting Ordinary Shares, and 42,888,896 will be non-voting Ordinary Shares. Application is expected to be made to the London Stock Exchange for the voting Ordinary Shares to be admitted to trading on AIM (“Admission”) at 0800 BST on July 23, 2020. A further announcement will be made confirming Closing and Admission.

Important Information

The offer and sale of the foregoing securities are being made in a transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws, and will be sold in a private placement pursuant to Section 4(a)(2) and Regulation D of the Securities Act. The securities being issued in the Financing may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. Verona Pharma has agreed to file a registration statement with the Securities and Exchange Commission (“SEC”) registering the resale of the ADSs sold in the Financing.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer or sale would be unlawful prior to the registration or qualification under the securities laws of such state.

*The conversion of pounds sterling to U.S. dollars in this press release is based on an exchange rate of £0.7973 per US$1.00 as of July 15, 2020.

About Ensifentrine

Ensifentrine (RPL554) is an investigational, first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 (PDE3 and PDE4). This dual inhibition enables it to combine both bronchodilator and anti-inflammatory effects in one compound. Ensifentrine has demonstrated significant and clinically meaningful improvements in both lung function and COPD symptoms, including breathlessness, in Verona Pharma’s prior Phase 2 clinical studies in patients with moderate to severe COPD. In addition, nebulized ensifentrine showed further improved lung function and reduced lung volumes in patients taking standard short- and long-acting bronchodilator therapy, including maximum bronchodilator treatment with dual/triple therapy. Ensifentrine has been well tolerated in clinical trials involving more than 1,300 people to date.

About Verona Pharma

Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. If successfully developed and approved, Verona Pharma’s product candidate, ensifentrine, has the potential to be the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound. Following a response from the U.S. FDA to Verona Pharma’s End-of-Phase 2 briefing package, the Company is accelerating preparations for the Phase 3 clinical program ENHANCE (Ensifentrine as a Novel inHAled Nebulized COPD thErapy) to start later in 2020. Verona Pharma is currently in Phase 2 development with two additional formulations of ensifentrine for the treatment of COPD: dry powder inhaler and pressurized metered-dose inhaler. Ensifentrine also has potential applications in cystic fibrosis, asthma and other respiratory diseases. For more information, please visit www.veronapharma.com

Forward-Looking Statements

This press release contains forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, the anticipated net proceeds from the Financing and the use of those proceeds, the sufficiency of the Financing to support initiation of the Phase 3 program and programs into 2023, the goal of ensifentrine being available to millions of COPD patients, the intention of certain Directors and an Officer to subscribe for Securities and the aggregate amount they are expected to contribute, the timing of closing of the Financing and admission of the Ordinary Shares to AIM, the progress and timing of initiation of clinical trials, the potential for ensifentrine to be a first-in-class phosphodiesterase 3 and 4 inhibitor and to be the first therapy for the treatment of respiratory diseases to combine bronchodilator and anti-inflammatory effects in one compound, and the potential of ensifentrine in the treatment of COPD, cystic fibrosis, asthma and other respiratory diseases.

These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of ensifentrine, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of ensifentrine, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with ensifentrine, which could adversely affect our ability to develop or commercialize ensifentrine; potential delays in enrolling patients, which could adversely affect our research and development efforts and the completion of our clinical trials; we may not be successful in developing ensifentrine for multiple indications; our ability to obtain approval for and commercialize ensifentrine in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel; material differences between our “top-line” data and final data; our reliance on third parties, including clinical research organizations, clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize ensifentrine; and lawsuits related to patents covering ensifentrine and the potential for our patents to be found invalid or unenforceable; and our vulnerability to natural disasters, global economic factors and other unexpected events, including health epidemics or pandemics like the novel coronavirus (COVID-19). These and other important factors under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 27, 2020, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.

For further information, please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
David Zaccardelli, Chief Executive Officer	info@veronapharma.com

Victoria Stewart, Director of Communications

N+1 Singer	Tel: +44 (0)20 3283 4200

(Nominated Adviser and UK Broker)
Aubrey Powell / George Tzimas / Iqra Amin (Corporate Finance)
Tom Salvesen (Corporate Broking)

Optimum Strategic Communications	Tel: +44 (0)203 950 9144

(European Media and Investor Enquiries)	verona@optimumcomms.com
Mary Clark / Eva Haas / Shabnam Bashir

Argot Partners	Tel: +1 212-600-1902

(US Investor Enquiries)	verona@argotpartners.com
Kimberly Minarovich / Michael Barron